EXHIBIT 12

DARDEN RESTAURANTS, INC.

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

(Dollar Amounts in Millions)

	Fiscal Year Ended
	May 29, 2011	May 30, 2010	May 31, 2009	May 25, 2008	May 27, 2007
Consolidated Earnings from Continuing Operations before Income Taxes	$647.6	$543.6	$512.5	$514.7	$530.8
Plus Fixed Charges:
Gross Interest Expense	97.5	99.6	117.6	91.9	43.6
40% of Restaurant and Equipment
Minimum Rent Expense	48.2	44.7	40.8	35.2	26.0

Total Fixed Charges	$145.7	$144.3	$158.4	$127.1	$69.6
Less Capitalized Interest	(3.0)	(4.4)	(9.3)	(4.9)	(2.9)

Consolidated Earnings from Continuing Operations before Income Taxes Available to Cover Fixed Charges	$790.3	$683.5	$661.6	$636.9	597.5

Ratio of Consolidated Earnings from Continuing Operations to Fixed Charges	5.4	4.7	4.2	5.0	8.6